MA 8/6



10031153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 3 0 2010
Washington, DC
110

SEC FILE NUMBER
8- 48942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) NY (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul F. Davidson, President 585-387-6535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

925 Euclid Avenue, Suite 1300 (Address) Cleveland (City) OH (State) 44115 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul F Davidson III
Signature

President
Title

Judith E. Nagel
Notary Public

JUDITH E. NAGEL
Notary Public, State of New York
Qualified in Monroe County
Commission Expires
January 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Paychex Securities Corporation
Year ended May 31, 2010
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Paychex Securities Corporation

Financial Statements and Supplemental Information

Year Ended May 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115
Tel: +1 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the Company) as of May 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 23, 2010

1007-1176059

Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2010

Assets		
Cash	$	24,648
Service fee receivable		3,970
Total assets	$	28,618
Liabilities and stockholder's equity		
Accrued income taxes payable to Parent	$	10,209
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2010		–
Additional paid-in capital		120
Retained earnings		18,289
Total stockholder's equity		18,409
Total liabilities and stockholder's equity	$	28,618

See accompanying notes.

Paychex Securities Corporation

Statement of Income
(In Thousands)

Year Ended May 31, 2010

Revenues		
Service fee revenue	$	26,359
Investment revenue		22
Total revenues		26,381
Income tax expense		10,209
Net income	$	16,172

See accompanying notes.

Paychex Securities Corporation

Statement of Changes in Stockholder's Equity
(In Thousands, Except Share Amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance at June 1, 2009	10	$ –	$ 120	$ 17,617	$ 17,737
Net income		–	–	16,172	16,172
Dividends to Parent		–	–	(15,500)	(15,500)
Balance at May 31, 2010	10	$ –	$ 120	$ 18,289	$ 18,409

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

	Year Ended May 31, 2010
Operating activities	
Net income	$ 16,172
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Service fee receivable	(1,037)
Accrued income taxes payable to parent company	1,265
Net cash provided by operating activities	16,400
Financing activities	
Dividends paid to Parent	(15,500)
Increase in cash	900
Cash at beginning of fiscal year	23,748
Cash at end of fiscal year	$ 24,648
Supplemental information	
Income taxes paid by Parent on behalf of Paychex Securities Corporation	$ 4,969

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2010

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. (the Parent). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2010 (fiscal 2010). Under this expense-sharing agreement, for fiscal 2010, the following expenses were incurred by the Parent on the Company's behalf (in thousands):

Payroll	$	97
FICA/fringe benefits		19
Facilities allocation (telephone, fax, copier, etc.)		1
Depreciation		1
Other employee expenses		53
Total	$	171

Guarantees

The Company is a guarantor to the Parent's uncommitted, secured, short-term lines of credit. No amounts were outstanding as of May 31, 2010 or during fiscal 2010 under the $900 million of borrowing capacity. The guarantee is provided in the ordinary course of business. The Company believes that the likelihood is remote that any such arrangements could have a significant adverse effect on its financial position, results of operations, or that the Company would be required to perform under the guarantee.

Customer Security Transactions

Customer security transactions are recorded on a trade date basis. There is no commission income recorded on these transactions.

Note A. Description of Business and Significant Accounting Policies (continued)

Concentrations

All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

The Company currently transacts business with several different money managers. Three of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these money managers no longer transact with the Company.

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the relatively short maturities or payment terms of these instruments.

Income Taxes

The Company files a consolidated federal return with its Parent, and a combined return for state purposes. The Company's allocated share of tax expense of the consolidated group is determined on a separate return basis.

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Note A. Description of Business and Significant Accounting Policies (continued)

New Accounting Pronouncements

During fiscal 2010, the Company adopted the following authoritative guidance issued by the Financial Accounting Standards Board (FASB), none of which has had a material impact to the Company's results of operations or financial position:

- Guidance on subsequent events that establishes standards related to accounting for and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements;

- Guidance that establishes the FASB Accounting Standards Codification (the Codification). The Codification, released on July 1, 2009, became the single source of authoritative non-governmental U.S. GAAP and supercedes all previously existing accounting standards. The adoption changed certain disclosure references to U.S. GAAP;

- Guidance for determining fair value when there is no longer an active market for an asset or liability or where price inputs being used represent distressed sales; and

- Guidance providing acceptable valuation techniques for measuring the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability may not be available.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's results of operations or financial position.

Note B. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined to be 6 2/3% of Aggregate Indebtedness, equal to $681,000. As of May 31, 2010, the Company had net capital of $14,439,000, which was $13,758,000 in excess of its required capital. Subsequent to May 31, 2010, the Company declared a $4,200,000 dividend to its Parent.

Note C. Income Taxes

Current income tax expense for fiscal 2010 allocated from the Parent consisted of the following (in thousands):

Federal	$ 8,708
State	1,501
Total income tax expense	$ 10,209

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rate reflected in the statement of income for fiscal 2010.

Federal statutory rate	35.0 %
Increase resulting from:	
State income taxes, net of federal benefit	3.7
Effective tax rate	38.7 %

Supplemental Information

Paychex Securities Corporation

Computation of Net Capital Under SEC Rule 15c3-1

(In Thousands)

May 31, 2010

Net capital		
Total stockholder's equity	$	18,409
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		18,409
Non-allowable assets:		
Service fee receivable		3,970
Net capital	$	14,439
Aggregate indebtedness		
Accrued income taxes payable to Parent	$	10,209
Total aggregate indebtedness	$	10,209
Computation of basic net capital requirement		
Minimum net capital required	$	681
Excess net capital	$	13,758
Excess net capital at 1000%	$	13,418
Ratio: Aggregate indebtedness to net capital		71%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2010 Part IIA FOCUS filing.

Paychex Securities Corporation

Statement Regarding SEC Rule 15c3-3

May 31, 2010

The company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: +1 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation (the Company), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 23, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

